EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-66626) on Form S-8 of InterDigital, Inc. of our report dated June 25, 2021, with respect to the statements of net assets available for benefits of the InterDigital Savings and Protection Plan as of December 31, 2020 and 2019, the statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2020, which report appears in the annual report on Form 11-K for the year ended December 31, 2020 of the InterDigital Savings and Protection Plan.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania
June 25, 2021